UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA and Grupo Tampico successfully merge their bottling operations

Mexico City, Mexico – October 11, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, and Grupo Tampico S.A. de C.V. (“Grupo Tampico”) and its shareholders, announce the successful merger of Grupo Tampico’s beverage division with Coca-Cola FEMSA.

Coca-Cola FEMSA held an ordinary and extraordinary shareholders meeting on October 10, 2011, at which the Company’s shareholders approved this merger, amended the Company’s by-laws to increase the number of board members from 18 to 21 and appointed Mr. Herman Fleishman and Mr. Robert Fleishman, President and Vice President, respectively, of Grupo Tampico, as director and alternate director in our Board.

The aggregate enterprise value of this transaction is Ps. 9,300 million, which at the time of the announcement of this merger represented an EV/EBITDA multiple of approximately 9.6 times. As a result of the completion of the due diligence process, no material adjustment was recorded, and Grupo Tampico’s main shareholders received 63.5 million newly issued KOF series L shares. Coca-Cola FEMSA assumed Ps. 2,747 million in net debt.

This transaction received all necessary approvals, among others, the approval of The Comisión Federal de Competencia, the Mexican antitrust authority, and The Coca-Cola Company.

“We are pleased to have successfully closed this transaction in a relatively short period of time. This exemplifies what this team of professionals can achieve by working together towards the same goal: to consolidate our company’s position as a leader in the beverage industry that remains focused on creating value for our shareholders. We embrace the Fleishman family, and we are confident that their expertise in the Mexican beverage industry will greatly contribute to our Company going forward,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Coca-Cola FEMSA will start integrating the results of Grupo Tampico’s beverage division during October, 2011.

Seale & Associates, Inc. and White & Case S.C. acted as exclusive financial and legal advisors, respectively, to Grupo Tampico in this transaction.

Kuri Breña Sánchez Ugarte y Aznar acted as legal advisors to Coca-Cola FEMSA in this transaction.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as parts of southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 34 bottling facilities in Latin America and serves more than to 1,600,000 retailers in the region.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com
October 11, 2011	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 11, 2011